ZEN Graphene Solutions and Trebor Rx Corp. Announce
Successful Health Canada Testing Requirements of Surgical
Masks

Guelph, ON - March 3, 2021, ZEN Graphene Solutions Ltd. ("ZEN" or the "Company") (TSX-V:ZEN and OTC:ZENYF), a next-gen nanomaterials technology company, is pleased to announce it has been advised by Trebor Rx Corp. (Trebor) that their surgical masks with ZEN's biocidal coating have passed Health Canada testing requirements as a level 2 medical device. The coated masks were tested at a Health Canada approved facility in line with American Society for Testing and Materials (ASTM) standards. Trebor intends to begin marketing the ZEN coated masks immediately with products available in April as both companies ramp up their production to meet the strong demand Trebor is receiving.

Greg Fenton, ZEN's CEO, commented, "When we announced our initial agreement with Trebor late last year, it was truly a historic day for ZEN. Now, with the requisite approvals and safety data in place, our initial agreement is poised to become a commercial reality. Importantly, we bring a new innovative product with an added level of protection to our front-line workers and the public while setting the stage for what we believe is substantial growth potential and tremendous value creation. We are extremely excited to have achieved this milestone with our partners at Trebor and expect the demand for personal protective equipment with biocidal protection to grow in tandem with our relationship."

George Irwin, Trebor CEO, commented: "Trebor is excited to be launching a new, game changing, 4-ply mask technology with our partners at ZEN. The additional layer of protection from ZEN's biocidal coating against COVID-19 and various other bacterial and fungal pathogens, including the common cold virus, is the disrupter we need to get ahead of this and the other mutations of the SARS-CoV-2 virus. We are working towards an April production start in both our Collingwood, Ontario, and Edmonton, Alberta facilities. This announcement is the culmination of many hours of hard work by the people at both ZEN and Trebor, and it shows that innovative technology is alive and well in Canada as we work towards making lives safer every day."

Disclaimer: The Company is not making any express or implied claims that its product can eliminate, cure, or contain the COVID-19 virus (or SARS-2 Coronavirus) at this time

About ZEN Graphene Solutions Ltd.

ZEN is a next-gen nanomaterials technology company developing graphene- based technologies that help protect people and the environment. ZEN is currently focused on commercializing a patent pending graphene-based coating with 99% biocidal activity, including against COVID-19, and the potential to use similar graphene compounds as pharmaceutical products against infectious diseases. The company has a significant R&D pipeline with an interest in monomers, polymers, metal alloys, corrosion coatings, biosensors, along with the production of graphene oxide and graphene quantum dots. Additionally, the company owns the unique Albany Graphite Project which provides the company with a potential competitive advantage in the graphene market. Labs in Japan, UK, Israel, USA, and Canada have independently demonstrated that ZEN's Albany PureTM Graphite is an ideal precursor material that easily converts (exfoliates) to graphene, using a variety of mechanical, chemical, and electrochemical methods.

For further information:

Greg Fenton, Chief Executive Officer

Tel: 1(437) 220-8140

Email: Gfenton@zengraphene.com

To find out more about ZEN Graphene Solutions Ltd., please visit our website at www.ZENGraphene.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at www.sedar.ca.

About Trebor Rx Corp.

Trebor Rx Corp. is led by George Irwin and Brenda Elliott, the 3rd generation Canadian business icons behind the Irwin Toy brand, which has been operating in Canada for almost 100 years. Fueled by a dedicated and compassionate team prioritizing safety and innovation, Trebor is disrupting the PPE industry and setting a new standard of production for masks and face shields while solving problems of cost, comfort, and medical waste. A proudly Canadian company with a production facility located in Collingwood, Ontario, Trebor is committed to providing Healthcare, Frontline, and Essential workers with innovative, new patented technology PPE during COVID-19 and beyond.

For further information about Trebor:

George Irwin, Chief Executive Officer

Tel:1(416) 625-7499

Email: George.irwin@treborrx.com

To find out more about Trebor Rx Corp., please visit our website at www.treborrx.com.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward- looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although ZEN believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. ZEN disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.